UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                 to

Commission file number 001-31368

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

SANOFI PASTEUR INC. 401(k) PLAN

One Discovery Drive

Swiftwater, PA  18370

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI-AVENTIS

174  avenue de France

Paris 75013, France

Exhibit Index is at Page 21

SANOFI PASTEUR INC. 401(k) PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

SANOFI PASTEUR INC. 401(k) PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-14

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Health, Welfare and Retirement Plan Administrative Committee
Sanofi Pasteur Inc.

We have audited the accompanying statements of net assets available for benefits of Sanofi Pasteur Inc. 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sanofi Pasteur Inc. 401(k) Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania

June 24, 2009

SANOFI PASTEUR INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	AS OF
	DECEMBER 31,
	2008	2007
ASSETS

INVESTMENTS
At Fair Value:
Mutual Funds:
Fidelity Contrafund	$31,881,457	$52,031,256
Fidelity Freedom Funds	22,057,666	21,626,481
Fidelity Diversified International	18,881,076	34,504,881
Fidelity Magellan Fund	17,504,898	33,092,477
AF Growth of America Fund	16,518,375	25,372,560
Davis NY Venture Fund	14,908,392	25,076,112
Fidelity Puritan Fund	13,815,994	20,237,945
Fidelity Investment Grade Bond Fund	12,834,975	13,601,452
Fidelity Low Priced Stock Fund	12,686,356	19,931,352
Sanofi-Aventis ADR Stock Fund	6,349,432	6,764,620
Vanguard Midcap Growth Fund	5,265,292	8,281,669
Fidelity US Bond Index Fund	5,235,161	1,454,855
ABF Small Cap Value Fund	4,851,829	6,125,278
Van Kampen Growth and Income Fund	3,820,990	6,374,752
Spartan US Equity Index Fund	2,830,750	3,694,838
Brokerage Link Fund	1,365,554	602,138
Spartan International Index Fund	1,037,790	1,739,468
Royce Value Plus Fund	882,952	1,210,533
Spartan Extended Market Index Fund	436,886	530,941
FMTC Institutional Money Market	315,793	417,714

Common and Commingled Trust Funds:
SEI Stable Value Fund	31,249,253	17,126,339
Fidelity Managed Income Portfolio	—	7,640,075

Loans to participants	6,387,362	5,585,079

TOTAL INVESTMENTS	231,118,233	313,022,815

RECEIVABLES
Employer’s contribution	898,346	867,813
Other receivables	39,706	1,550

TOTAL RECEIVABLES	938,052	869,363

TOTAL ASSETS	232,056,285	313,892,178

LIABILITIES
Other liabilities	39,147	62,800

TOTAL LIABILITIES	39,147	62,800

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	232,017,138	313,829,378

Adjustment from fair value to contract value for fully benefit-responsive investment contract	3,034,163	524,706

NET ASSETS AVAILABLE FOR BENEFITS	$235,051,301	$314,354,084

The accompanying Notes are an integral part of these statements.

SANOFI PASTEUR INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	FOR THE YEARS ENDED
	DECEMBER 31,
	2008	2007

ADDITIONS (REDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
Investment Income (Loss):
Net appreciation (depreciation) in fair value of investments	$(116,577,140)	$5,769,659
Interest and dividends	8,993,065	20,360,655
	(107,584,075)	26,130,314
Less: Investment expenses	(8,397)	(5,225)
Total Investment Income (Loss)	(107,592,472)	26,125,089

Loans to participants activity:
Interest earnings	540,251	463,370

Contributions:
Employer’s	18,660,043	17,351,788
Participants’	23,184,005	24,129,079

Total Contributions	42,384,299	41,944,237

TOTAL ADDITIONS (REDUCTIONS)	(65,208,173)	68,069,326

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants and net participant loan activity	(14,094,610)	(12,725,513)

TOTAL DEDUCTIONS	(14,094,610)	(12,725,513)

NET INCREASE (DECREASE)	(79,302,783)	55,343,813

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	314,354,084	259,010,271

End of Year	$235,051,301	$314,354,084

The accompanying Notes are an integral part of these statements.

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE A — Description of Plan

The following description of Sanofi Pasteur Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all full-time employees of Sanofi Pasteur Inc. (the “Company”) as of January 1, 1985.  Each future employee shall be eligible to become a participant as of his or her hire date.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Automatic Enrollment — New participants on or after December 1, 2007 will be automatically enrolled in the Plan at a contribution rate of 3% of eligible compensation into the Fidelity Freedom fund relevant to his or her age.  Participants can opt out of this enrollment any time.

Employee Contributions — For the Plan year beginning on or after January 1, 2006, each active participant may defer from his or her salary an amount up to 30% of his or her compensation for the contribution period.  Participants can withhold up to the annual IRS maximum ($15,500 for 2008).

Employer Matching Contributions - For the Plan year beginning on or after January 1, 2006, the Employer will make an employee matching contribution in an amount equal to 100% for participants with less than 3 years of service, 125% for participants with 3 or more but less than 7 years of service, and 150% for participants with 7 years or more of service by which the participant defers his or her compensation in amounts up to 6%. Participants employed on December 31, 2005 shall be credited five additional years of service only for purposes of determining the match percentage.

The participant may also make voluntary non-deductible employee contributions.  The employer does not make any matching contributions on these contributions.

Forfeitures of the Plan may be used to pay the administrative expenses of the Plan and/or to reduce the amount of contributions which are to be made by the Employer.  Otherwise all administrative expenses of the Plan are absorbed by the Plan sponsor.

At December 31, 2008 and 2007, forfeited nonvested accounts totaled $3,210,539 and $2,842,957, respectively.  No forfeitures were used to pay Plan administrative expenses or to reduce the amount of Employer contributions in 2008 or 2007.  In March 2009, forfeitures of $2,500,000 were used to offset Employer contributions to the Plan.

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE A — Description of Plan - continued

The salary deferral contributions, the non-deductible employee contributions, and the employer contributions shall be credited to the participant’s account of each participant for whom such contributions are made in accordance with the provisions of the Plan.

In addition, the Plan administrator may receive on behalf of an employee the entire amount of any distribution from an employee plan which is attributable to voluntary employee contributions which were eligible for a tax deduction under Internal Revenue Code Section 219, provided that such assets to be transferred are in no way attributable to contributions made while a key employee is in a top heavy plan.

Participant Accounts - A participant’s account shall be maintained on behalf of each participant until such account is used to provide an annuity, or distribution in accordance with the terms of this Plan.

Vesting Percentage - For the Plan year beginning on or after January 1, 2006, the term vesting percentage means the participant’s non-forfeitable interest in employer matching contributions credited to his or her account that are not designated as 401(k) contributions, plus earnings thereon.

If a participant is employed on or after January 1, 2006 and the participant’s severance date occurs before age 65 for any reason other than total disability or death, and is on or after January 1, 2006, then his or her vested interest in his or her matching contributions will be determined accordingly:

Years of Service	Vesting Percentage

Less than 3	0%
After 3 or more years	100%

If a participant is employed on December 31, 2005 and has a severance date on or after January 1, 2006, his or her vested interest in his or her matching contributions will be determined accordingly:

Years of Service	Vesting Percentage

Less than 1 year	0%
After 1 year but less than 2	20%
After 2 years but less than 3	40%
After 3 or more years	100%

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE A — Description of Plan - continued

Investment Options - Upon enrollment in the Plan an employee may direct employee contributions in 1% increments in the following investment options:

ABF Small Cap Value Fund

AF Growth of America Fund

Brokerage Link Fund

Davis NY Venture Fund

Fidelity Contrafund

Fidelity Diversified International

Fidelity Freedom Funds

Fidelity Investment Grade Bond Fund

Fidelity Low Priced Stock Fund

Fidelity Magellan Fund

Fidelity Puritan Fund

Fidelity US Bond Index Fund

Royce Value Plus Fund

Sanofi-Aventis ADR Stock Fund

SEI Stable Value Fund

Spartan Extended Market Index Fund

Spartan International Index Fund

Spartan US Equity Index Fund

Vanguard MidCap Growth Fund

Van Kampen Growth and Income Fund

Participants may change their investment option at any time.

Payment of Benefits - The payment of benefits under this Plan to the participant shall begin not later than the 60th day after the close of the Plan year in which the later of (a), (b) or (c) occurs.

(a)             The date on which the participant attains his or her normal retirement age or

(b)            The date on which occurs the tenth anniversary of the year in which the participant commenced participation in the Plan or

(c)             The date on which the participant terminates his service (including termination, death or disability) with the employer.

Forfeitures - Any forfeiture shall be credited to the Forfeiture Account upon the occurrence of a single one year break in service following the participant’s termination of employment.

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE A — Description of Plan - continued

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  Loan terms range from one to five years or up to ten years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus two percent.  Principal and interest are paid ratably through monthly payroll deductions.

NOTE B — Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE C — Investments

The following presents investments at December 31, 2008 and 2007 that represent 5% or more of the Plan’s net assets available for benefits.

	2008	2007

SEI Stable Value Fund	$34,283,416	$17,568,016
Fidelity Contrafund	31,881,457	52,031,256
Fidelity Freedom Funds	22,057,666	21,626,481
Fidelity Diversified International	18,881,076	34,504,881
Fidelity Magellan Fund	17,504,898	33,092,477
AF Growth of America Fund	16,518,375	25,372,560
Davis NY Venture Fund	14,908,392	25,076,112
Fidelity Puritan Fund	13,815,994	20,237,945
Fidelity Investment Grade Bond Fund	12,834,975	—
Fidelity Low Priced Stock Fund	12,686,356	19,931,352

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007

Mutual Funds	$(116,577,140)	$5,769,659

NOTE D — Fair Value Measurement

Financial Accounting Standards Board Statement of Financial Accounting Standards (“SFAS”) No. 157 - this Statement was to be effective for the Plan as of January 1, 2008. However, in February 2008 the FASB issued FSP No. 157-2, which delayed the effective date of SFAS 157 as it relates to non-financial assets and non-financial liabilities until January 1, 2009 for the Plan except for items that are recognized or disclosed at fair value in the Plan’s financial statements on a recurring basis. Effective January 1, 2008, the Plan adopted the provisions of this Statement except as it relates to those non-financial assets and non-financial liabilities excluded under FSP No. 157-2. The provisions of this statement related to non-financial assets and non-financial liabilities are not expected to have a material effect on the Plan’s financial statements upon adoption.

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE D — Fair Value Measurement - continued

SFAS No. 157 defines fair value, establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 — Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Plan has the ability to access at the measurement date;

Level 2 — Quoted prices which are not active, quoted prices for similar assets or liabilities in active markets or inputs other than quoted prices that are observable for substantially the full term of the asset or liability; and

Level 3 — Significant unobservable prices or inputs where there is little or no market activity for the asset or liability at the measurement date.

As required by SFAS No. 157, investments are classified within the level of the lowest significant input considered in determining fair value.

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds are valued at the net asset value of shares held by the Plan at year-end, based on quoted market prices.

Participant loans are valued at their outstanding balances, which approximate fair value.

Common and Commingled Trust Funds - The SEI Stable Value Fund invests primarily in guaranteed investment contracts (GICs) and synthetic GICs.  GICs are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations.  The fair value of synthetic GICs is the total fair value based on the daily price of the underlying assets valued at the net asset value provided by the administrator of the fund, plus the fair value of the third-party guarantee.

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE D — Fair Value Measurement - continued

The classification of the fair value measurements of the Plan investments at December 31, 2008 is as follows:

		Common and
	Mutual	Commingled	Loans to
	Funds	Trust Funds	Participants	Total

Level 1	$193,481,618	$—	$—	$193,481,618
Level 2	—	—	—	—
Level 3	—	31,249,253	6,387,362	37,636,615

Total	$193,481,618	$31,249,253	$6,387,362	$231,118,233

The summary of changes in the fair values of the Plan’s Level 3 investments is as follows:

	Common and
	Commingled	Loans to
	Trust Funds	Participants

Balance, January 1, 2008	$17,126,339	$5,585,079

Purchases, sales, issuances and settlements, net	14,122,914	802,283

Balance, December 31, 2008	$31,249,253	$6,387,362

NOTE E — Investment Contracts

The Plan holds investments in the Fidelity Managed Income Portfolio and the SEI Stable Value Fund (collectively, the “Funds”). The Funds invest in underlying assets such as fixed income securities and bond funds, and enter into benefit responsive investment contracts such as guaranteed investment contracts, separate account contracts, and wrap contracts issued by third-parties. The Funds seek to minimize exposure to credit risk by diversification of the wrap contracts across an approved group of issuers. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. For purposes of the benefit responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE E — Investment Contracts - continued

Wrap contracts accrue interest using a formula called the “crediting rate”.  The crediting rate is the discount rate that equates that estimated future market value with a portfolio’s current contract value.  Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%. The crediting rate may be affected by many factors, including purchase and redemptions by unit-holders.  The impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets at the time of those transactions.  Generally, the market value of underlying assets will tend to be higher than book value after interest rates have fallen due to higher bond prices.  Conversely, the market value of underlying assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

The crediting interest rates and average yields on these contracts are as follows:

	2008	2007

Fidelity Managed Income Portfolio:
Crediting interest rate	3.04%	4.40%
Average yield earned by the plan	3.57%	4.82%

SEI Stable Value Fund:
Crediting interest rate	3.27%	4.44%
Average yield earned by the plan	6.44%	5.84%

Certain separate account contracts in the SEI Stable Value Fund permit the Trust or the issuer to elect to terminate the contract, with the Trust having the right to elect to receive either market value or book value payable at the end of the quarter five years after the effective date of the termination. In addition, if the Trust defaults on its obligations under the separate account agreement, the issuer may terminate the agreement and the Trust will receive market value.

A wrap issuer in the Fidelity Managed Income Portfolio may terminate a wrap contract for cause at any time. In the event that the market value of the Portfolio’s covered assets is below contract value at the time of such termination, the Portfolio may elect to keep the wrap contract in place until such time as the market value of the Portfolio’s covered assets is equal to contract value. A wrap issuer may also terminate a wrap contract if the Portfolio’s investment management authorities over the Portfolio are limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the Portfolio’s covered assets is below contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the Portfolio.

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE E — Investment Contracts - continued

The contracts are included in the statements of net assets available for benefits at fair value.  The adjustment from fair value to contract value for the investment contracts are based on the contract values reported to the Plan by Fidelity Management Trust Company and SEI Trust Company.

NOTE F — Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE G — Tax Status

The Plan obtained its latest determination letter on December 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the plan administrator and plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE H — Party-in-Interest Transactions

The Plan has funds invested with Fidelity Investments Institutional Operations Company, Inc., which is affiliated with Fidelity Management Trust Company.  Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore these transactions qualify as party-in-interest.  In addition, the Plan has assets invested in a stock fund consisting of common stock of the Company’s parent and, therefore these transactions qualify as party-in-interest.

NOTE I — Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE J — Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2008	2007

Net assets available for benefits per the financial statements	$235,051,301	$314,354,084

Adjustment from contract value to fair value for fully benefit-responsive investment contract	—	(524,706)

Net assets available for benefits per Schedule H to the Form 5500	$235,051,301	$313,829,378

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SANOFI PASTEUR INC. 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

PLAN EIN:  98-0033013

PLAN NO:  002

		DESCRIPTION OF INVESTMENT
	IDENTITY OF ISSUE,	INCLUDING MATURITY DATE
	BORROWER, LESSOR OR	RATE OF INTEREST, COLLATERAL,		CURRENT
(a)	SIMILAR PARTY (b)	PAR OR MATURITY VALUE (c)	COST (d)	VALUE (e)

*	Fidelity Contrafund	Mutual Fund	Not Determined	$31,881,457
	SEI Stable Value Fund	Common and Commingled Trust Funds	Not Determined	31,249,253
*	Fidelity Freedom Funds	Mutual Fund	Not Determined	22,057,666
*	Fidelity Diversified International	Mutual Fund	Not Determined	18,881,076
*	Fidelity Magellan Fund	Mutual Fund	Not Determined	17,504,898
	AF Growth of America Fund	Mutual Fund	Not Determined	16,518,375
	Davis NY Venture Fund	Mutual Fund	Not Determined	14,908,392
*	Fidelity Puritan Fund	Mutual Fund	Not Determined	13,815,994
*	Fidelity Investment Grade Bond Fund	Mutual Fund	Not Determined	12,834,975
*	Fidelity Low Priced Stock Fund	Mutual Fund	Not Determined	12,686,356
*	Sanofi-Aventis ADR Stock Fund	Mutual Fund	Not Determined	6,349,432
	Vanguard Midcap Growth Fund	Mutual Fund	Not Determined	5,265,292
*	Fidelity US Bond Index Fund	Mutual Fund	Not Determined	5,235,161
	ABF Small Cap Value Fund	Mutual Fund	Not Determined	4,851,829
	Van Kampen Growth and Income Fund	Mutual Fund	Not Determined	3,820,990
	Spartan US Equity Index Fund	Mutual Fund	Not Determined	2,830,750
	Brokerage Link Fund	Mutual Fund	Not Determined	1,365,554
	Spartan International Index Fund	Mutual Fund	Not Determined	1,037,790
	Royce Value Plus Fund	Mutual Fund	Not Determined	882,952
	Spartan Extended Market Index Fund	Mutual Fund	Not Determined	436,886
*	FMTC Institutional Money Market	Mutual Fund	Not Determined	315,793
	Participant Loans	6.00%–10.25%	0	6,387,362

	TOTAL			$231,118,233

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANOFI PASTEUR 401(k) PLAN

Date: June 24, 2009	By:	/s/ Brian P. McKenna
For the Sanofi Pasteur Inc. 401(k) Plan
Committee, Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit

(1)	Consent of Independent Accountants